Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

August 2, 2010

Ms. Pamela A Long
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Sterilite Solutions Inc.

Your Letter of July 14, 2010

Form Registration Statement on Form S-1

File No. 333-16707

Dear Ms. Long,

This correspondence is in response to your letter dated July 14, 2010 in reference to our filing of the Registration Statement on Form S-1 filed on June 17, 2010 on behalf of Sterilite Solutions, Corp., your file number 333-16707.  In addition to responding to your comments dated July, 14, 2010, we have updated our financial statements through June 30, 2010.

General

1.
We note that in the “Investor Relations” page in your website, www.sterilitesolutions.com, you make a statement about the filing of the registration statement with the Commission. We also note that at the beginning of your statement you reference Rule 433(e)(2) of Regulation C. Since you appear to fit the definition of an “ineligible user” (see Rule 405 of Regulation C), you would not be allowed to use free writing prospectuses (see Rule 164(e) of the Securities Act). Please provide us with a detailed analysis of why you believe that the communication in your website does not constitute an offer for purposes of Section 5 of the Securities Act. For additional guidance please see Rule 134 of the Securities Act.

Response:  In light of being an “ineligible user” we have removed the statement about the filing of the registration statement with the Commission from the website.

Calculation of Registration Fee

2.	Please include appropriate footnote disclosure stating that the 68,000 shares of outstanding common stock are being offered for sale by the selling stockholder.

Response:  We have added the following footnote;

“68,000 shares of common stock are being offered for sale by Stoecklein Law Group as a selling shareholder.”

3.	We note your “Prospectus (Subject to Completion)” reference. Please revise the legend to comply with the requirements of Item 501(b)(10) of Regulation S-K.

Response: We have revised the legend as follows;

“A Registration Statement relating to these securities has been file with the Securities Exchange Commission.  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.”

Prospectus Cover Page

4.
Because there is currently no active trading market for your shares of common stock, please revise your cover page, summary of the offering, selling stockholders and plan of distribution disclosures to provide that the selling stockholder will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board, and thereafter at the prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Response:  We have revised the cover page, the summary of the offering, selling stockholders and plan of distribution to include the following disclosure;

“Because there is no active trading market for these securities, selling stockholders will sell at a stated fixed price until securities are quoted on the OTC Bulletin Board. Thereafter they will be sold at the prevailing market price or privately negotiated prices.”

5.
We note your disclosure that the funds raised by the company will be placed “into a separate impound account-Sterilite Solutions Impound.” We note similar disclosure in your Plan of Distribution and Terms of the Offering discussion on page 15. Please revise your disclosure here and throughout the registration statement to state that the funds in the separate account will be immediately available to you during the entire offering period. Please revise to delete or clearly explain the term “impound” as used in connection with this bank account. Please include appropriate risk factor disclosure alerting investors of the likelihood that they may not receive any of their subscription funds if the company fails to raise $60,000 in the offering.

Response: We have removed the term impound as used in connection with this bank account. Also we have revised the disclosures as follows;

“Funds received prior to reaching the 600,000 shares will be held in a non-interest bearing corporate account and will not be used until the offering is completed. The corporate account is an account which is separate from our existing operations account that is used to hold the money raised in this offering until the requisite $60,000 is raised. The account is managed and monitored by management of STERILITE SOLUTIONS to handle the processing of all subscription funds, however the funds will not be used until we sell the requisite 600,000 shares.  If we do not sell 600,000 shares within twelve months after commencement of this offering, the offering will terminate and all money paid for shares will be returned to the purchasers, without interest and without deduction within 24 hours of the termination of the offering if not fully subscribed within the twelve months.”

Also, we added the following risk factor that applies to both this comment and comment 6.;

“As a result of our placing your invested funds into a separate corporate account as opposed to an escrow account, the funds are subject to attachment by creditors of the company, thereby subjecting you to a potential loss of the funds.

Because the funds are being placed in a separate corporate account rather than an escrow account, creditors of the company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. Investors would lose all or part of their investments if this happened, regardless of whether or not the offering closes.”

6.
You state that the funds raised in the offering may be subject to creditor claims. We note that you have filed as Exhibit 10.2 a waiver of claims by Donald Stoecklein who appears to be a creditor of the company. Please disclose the amount of creditor claims that are currently outstanding, and include appropriate risk factor disclosure related to such creditor claims and file any agreements with Mr. Stoecklein as exhibits.

Response:  We have revised the summary page as follows;

“ If we do not sell all of the 600,000 shares being offered prior to the termination date, we intend to promptly return all money paid for shares to the purchasers, without interest and without deduction, although all the money may not be returned because it may be subject to creditors claims. At this time we do not have any outstanding creditor claims.”

We also added the risk factor cited above in comment 5.

Prospectus Summary, page 1

7.
Please reconcile the apparent inconsistency between the statement in the third paragraph “We believe that our lack of significant expenses and our ability to commence marketing our product will generate revenues sufficient to support the limited costs associated with our initial ongoing operations for the next twelve months” and “We anticipate operating losses for at least the next twelve months.”

Response: We have revised the third paragraph on page one as follows;

“We believe that our lack of significant expenses and our ability to commence marketing our product may generate revenues sufficient to support the limited costs associated with our initial ongoing operations for the next twelve months. However, there can be no assurance that the actual expenses incurred will not materially exceed our estimates or that cash flows from product sales will be adequate to maintain our business.”

We have revised the statement regarding anticipated losses as follows;

“Although we intend to begin generating revenues in the next twelve months, there is a possibility we may incur operating losses. The capital raised in this offering has been budgeted to cover the costs associated with the offering including: website development, graphic design, marketing, product purchase, market development, working capital, various filing fees and transfer agent fees to complete our early money raise. We believe that our lack of significant expenses and our ability to commence our website deployment may generate revenues sufficient to support the limited costs associated with our initial ongoing operations for the next twelve months.”

Risk Factors, page 5

8.	Please include a risk factor that addresses the risks related to your sole employee’s lack of relevant experience related to your proposed business.

Response: We have included the following risk factor;

“Mr. Subick lacks relevant experience related to our proposed business.

Mr. Subick has professional experience as a licensed insurance provider, On-Premise Supervisor and Marketing Associate. He lacks experience as a director or officer of a public company or other related position in a company that produces and distributes an environmentally friendly cleaning product. His lack of experience puts our investors at risk of losing their entire investment.”

We are a development stage company organized in April 2010…. page 5

9.	Please revise the heading of this risk factor to concisely identify the risks discussed.

Response:  We have revised this comment on page five as follows;

“We are a development stage company organized in April 2010 and have recently commenced operations, making an evaluation of us extremely difficult. At this stage, even with our good faith efforts, there is nothing on which to base an assumption that we will become profitable or generate any significant amount of revenues.

We were incorporated in April of 2010 as a Nevada corporation. As a result of our start-up operations we have; (i) generated no revenues, (ii) accumulated deficits of $17,333 for the period ended April 30, 2010, and (iii) we have incurred losses of $17,333 for the period ended April 30, 2010. We have been focused on organizational, start-up activities and business plan development since we incorporated. Although we have commenced the development of our website and marketing strategy, there is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our product, the level of our competition and our ability to attract and maintain key management and employees.”

We are significantly dependent on our officer and director…. page 5

10.	Because this risk factor appears generic and applicable to any company in any industry, please revise to describe the particular risks you face.

Response: We have revised this risk factor as follows;

“Our business plan is significantly dependent upon the abilities and continued participation of Steven A. Subick, our president. It would be difficult to replace Mr. Subick at such an early stage of development. . The loss by or unavailability to STERILITE SOLUTIONS of Mr. Subick’s services would have an adverse effect on our business, operations and prospects, in that our inability to replace Mr. Subick could result in the loss of one’s investment. Mr. Subick will generate sales through direct marketing and by creating personal contacts; some of whom we may lose as a result of losing Mr. Subick. If this occurs it may significantly affect our revenues. Finding someone with Mr. Subick’s extensive knowledge of on-premise sales will be difficult. There can be no assurance that we would be able to locate or employ personnel to replace Mr. Subick, should his services be discontinued.”

We will require additional financing in order to implement our business plan…. page 7

11.	Please address the risks related to your ability to continue as a going concern under a separate descriptive heading.

Response:  We have created the following risk factor;

“Our auditor’s report reflects the fact that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

Additionally, our auditor’s report reflects that the ability of STERILITE SOLUTIONS to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.”

Selling Stockholders, page 14

12.
Please describe the material relationship between you and the selling stockholder. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received by the selling stockholder. See Item 507 of Regulation

 S-K. If the selling stockholder received the shares pursuant to a written agreement, please tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

Response: We have  revised footnote one under selling stockholder information as follows;

“Stoecklein Law Group is our legal counsel and was issued 68,000 shares in accordance with the Retainer Agreement executed on April 6, 2010.”

We consider the retainer agreement to be within the ordinary course of business and therefore not material to the registration statement.

Plan of Distribution, page 15

13.	Please revise your disclosure to correct the citation and refer to Rule 3a4-1(a) of the Exchange Act.

Response: We have revised the disclosure to reflect the correct citation as follows;

“Mr. Subick will be relying on, and complying with, Rule 3a4-1(a) of the Exchange Act as a “safe harbor” from registration as a broker-dealer in connection with the offer and sales of the shares. In order to rely on such “safe harbor” provisions provided by Rule 3a4-1(a) he must be in compliance with all of the following:…”

14.
Please disclosure in more detail the manner in which the securities will be offered and how investors will learn about the offering. For instance, will Mr. Subick solicit the investors through the direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Mr. Subick intends to use in this regard.

Response:  We have revised this disclosure as follows;

“Mr. Subick intends to sell the shares being registered according to the following plan of distribution:

•	Shares will be offered to friends, family and other associates of Mr. Subick through personal contacts; there will be no direct mail or advertising associated with this offering;
•	Shares will be offered to individuals who have expressed interest to Mr. Subick in regards to investing in a start-up venture;”

Mr. Subick will not use any materials in his discussions with prospective investors other than this prospectus and the website.

15.
To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus will be filed in these circumstances.

Response:  We have added the following sentence to this section;

“In the event of any successor to the named selling stockholder wishing to sell under this prospectus, we will file a prospectus summary identifying the successors as selling stockholders”.

Shares offered by Selling Shareholders, page 16

16.
We note your disclosure in the second paragraph on page 17 which intends for the term selling stockholders to include donees, pledges, transferees or other successors-in-interest. Please note that since you are not eligible to rely on Rule 430B of Regulation C, you must file a post-effective amendment to add selling stockholders to a registration statement related to a specific transaction that was completed prior to the filing of the resale registration statement. Please revise your disclosure to clarify what types of successor selling stockholders you are referring to. For guidance, please see

CDI # 140.03 of Regulation S-K Compliance and Disclosure Interpretations found in our website at http://www.sec.giv/divisions/corpfin/guidance/regs-kinterp.htm

Response:  We have removed the language “and any of their pledges, assignees and successors-in-interest” to ensure that we do not intend for the term selling stockholders to include them.

17.	Disclose the natural person(s) with voting and dispositive control over the shares offered by the Stoecklein Law Group.

Response: We have added the following footnote 2 under Selling Stockholder Information;

“Donald J. Stoecklein is the natural person having voting and investment control over the shares beneficially owned by Stoecklein Law Group.”

Director, Executive Officers, Promoters and Control Persons, page 20

Duties, Responsibilities, Experience, page 20

18.	Please revise your disclosure to identify the period of time Mr. Subick was employed by Sysco Arizona. To the extent that Mr. Subick continues to be a State Farm representative, so state.

Response: We have revised this disclosure as follows;

“Steven A. Subick. Age 33, President, Director and founder of Sterilite Solutions, Corp., from April 3, 2010 to present.  Originally born in Philadelphia, Pennsylvania, Mr. Subick attended Temple University focusing his studies in business management and marketing.  From May of 2010 to present, Mr. Subick is employed as a poker dealer at Gila River Wild Horse Pass Casino.  From 2009 to 2010, Mr. Subick was a representative of State Farm Life Insurance as a licensed insurance provider for the State of Arizona.  Prior to working with State Farm, Mr. Subick held a position as a Marketing Associate for Sysco Arizona, representing over 13,000 products for the company from 2007 to 2009.  In addition, Mr. Subick was an On-Premise Supervisor for Crescent Crown Distributing, working with local establishments in increasing sales of Coors Products through special events and promotions.  Mr. Subick worked with Crescent Crown from 2003-2007. Mr. Subick’s prior sales management experience has led us to the conclusion he would be capable to serve as our Director.  Mr. Subick will be responsible for the day to day operation of the company.”

Interest of Names Experts and Counsel, page 23

19.
Please revise your disclosure to reflect that the opinion covering the shares being offered for sale by the selling stockholder will state that the shares “are” duly authorized, validly issued, fully paid and non-assessable.

Response: We have revised this section as follows;

“The Stoecklein Law Group of 402 West Broadway, Suite 690, San Diego, California 92101 has issued an opinion that the shares being issued pursuant to this offering, upon issuance, are duly authorized and validly issued, fully paid, and non-assessable.”

Description of Business, page 24

General

20.	In accordance with subparagraphs (iv); (v); (ix) and (xi) of Item 101 (h)(4) of

Regulation S-K, please disclose if material:

o	the company’s competitive business conditions, your competitive position in the industry and methods of competition;

Response:  We have added the following;

“Competition

We face competition in the distribution and marketing of our product by companies whom are already established in the distribution and sales of cleaning and sterilization products.  We will also face competition from companies which sell products which have been designed and developed for the synthesis of washing, disinfecting, sterilizing and biologically-active solutions.  Applications for this form of technology have the possibility to be infinite and have the potential to be used in any industry requiring sterilization or water purification.

Competition for products which resemble Sterilite Solutions™ might intensify as technology and devices capable of producing similar product or an improved solution might become available to the commercial and residential markets.  We continue to monitor emerging technologies and companies,  and continually evaluate and strategize the best methods of marketing against our competition.

Important competitive factors for our product include: quality, consistency, environmental sensitivity, price, ease of use, customer services and reputation.  Our industry competition would be based upon the following:

Scientific and technological capability;
Proprietary know-how
Ability to develop and market solutions
Ability of sales personnel; and
Availability of trademark protection.

We believe we compete favorably on the factors described above.  However, our industry is continuously changing and evolving.  Larger distributors and manufacturers might have a competitive edge in regards to larger amounts of capital available for product development, distribution and marketing.”

o	the sources and availability of the raw materials needed in the manufacturing of the products you intend to distribute, and the names of the principal suppliers;

Response:  We have added the following disclosure;

“The chemical makeup of our product is hypochlorous acid, a naturally occurring molecule synthesized form a mixture of electrolyzed salt and water.  When the solution is exposed to environmental conditions the solution will quick degrade back into salt and water, leaving no ecological footprint.  Raw materials needed to produce the solution are salt and water.  These two items are available from a number suppliers, and would not be isolated to any certain supplier or distributor.  The possible shortage for raw material would not be a concern for our company in the event we begin to manufacture the solution in house.  When we are ready to produce our own solution, we will need to purchase an Electro-Chemical Activation machine from the manufacturer Integrated Environmental Technologies, Inc.  This machine is readily available for purchase from the manufacturer.  At present, we intend to continue to purchase solution directly from Integrated Environmental Technologies, which is readily available in supply and is easily manufactured for the same reasons mentioned above. “

o	the effect that compliance with existing and probable government regulations may have on your business; and

Response:  This is combined with the response to the bullet point below.

o	the costs and effects of compliance with federal, state and local environmental laws.

Response:  We have disclosed the following;

“The two ingredients to our product, salt and water, do not pose any biological or environmental risks.  Both of these ingredients by themselves as well as mixed to together in the manufactured solution are non-toxic.  When the solution is introduced back into the environment, it breaks back down into salt and water, leaving no ecological footprint.  Therefore, there is no toxic chemical to store or dispose of.  The solution may be shipped through conventional shipping sources and does not pose a threat of flammability or poisonous inhalation.  Should there be state or federal laws and regulations which will need to be followed in accordance to storage and distribution, those regulations will need to be met.  The effect of meeting regulations might pose a burden upon our business if we are required to pay for special distribution, storage and transportation licensees.”

Overview, page 24

Business Development Summary, page 24

21.
In the introductory paragraph you state that you were formed for the purposes of “distributing and manufacturing” cleaning solutions. We note similar disclosure in your prospectus summary of page 1 where you also state that you intend to generate revenues “primarily from the manufacturing; distribution and sales of EPA and FDA approved cleaning solutions.” It appears, however, that your initial operations will be focused solely on distributing products developed by Integrated Environmental Technologies, Ltd. Please revise your disclosures throughout the registration statement to describe your business plans accurately. To the extent that you do intend to start manufacturing of such cleaning solutions in the next twelve months, please describe requirements and necessary equipment to start the manufacturing process, as well as the amount of funding needed. Your statement at the top of page 2 that you are unsure whether you will purchase the equipment for the manufacturing of the cleaning solution is ambiguous and does [sic] enable the investors to properly ascertain your business plans and related risks.

Response:  We have revised the area throughout the document to reflect that at this time the product is manufactured by Integrated Environmental Technologies Inc.

We also revised the “Expected Purchase or Sale of Plant or Significant Equipment” section under Plan of Operation as follows;

“Expected purchase or sale of plant or significant equipment.  In the future we may or may not purchase the equipment required to produce our own private label solutions.  However, the purchase of any plant or significant equipment; is not required by us at this time or in the next 12 months. However, should we adapt our business plan to begin manufacturing Sterilite in-house within the next 12 months we will need to purchase an Electro-Chemical Activation (ECA) machine from IET, at a cost of $15,000. The cost of purchasing this piece of equipment would be raised in sales revenues from Sterilite. Until such time as we see that it would be fiscally beneficial for us to manufacture Sterilite in-house, we will continue to by our product from IET.”

22.
Please disclose whether you have executed the distribution agreement with your supplier. Please file completed copies of all material agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:  We have added the following to the Business of Issuer section;

“STERILITE SOLUTIONS, purchases product from IET on an “as needed basis,” and does not maintain any form of distribution agreement or exclusivity contract with Integrated Environmental Technologies, Ltd.”

Business of Issuer, page 25

23.	Please provide brief background information about the business of Integrated Environmental Technologies, Ltd.

Response: We have added the following paragraph to the Business of Issuer section;

“Integrated Environmental Technologies, Ltd., was incorporated in Delaware in 1999, and re-incorporated in Nevada in 2008, operates through its wholly-owned subsidiary, I.E.T., Inc., with a principal place of business at its manufacturing and executive office facility at 4235 Commerce Street, Little River, South Carolina.  Their focus is on the development and marketing of equipment which utilizes an electrolytic process call ElcotrChemical Activation (“ECA”) to produce high volumes of a carefully controlled Hypocholrous Acid (HC1O) solution (“Anolyte”) and an anti-oxidizing, mildly alkaline solution (“Catholyte”). They produce and sell both ECA equipment and related supplies as well as both Anolyte and Catholyte solutions.”

24.
We note your disclosure on page 26 where you state that the characteristics of the products you intend to distribute are based upon the “extensive research done by IET.” Please tell us to whom you attribute these statements. We may have additional comments following the review of your response.

Response: We have deleted the word “extensive” from this disclosure.  It has been revised as follows;

“Based on research completed and provided to us by IET, the manufacturer of Sterilite Solutions™, our solution will:…”

Hard Surfaced Disinfection Applications, page 26

25.
Please revise your disclosure to provide the basis upon which you claim the superior qualities of EcaFlo® Anolyte compared to competitive such as clorine [sic]. Please comply with this comment with respect to similar disclosure made in the second paragraph of the “Agricultural Applications” discussion on page 27.

Response: We have revised this and the Agricultural Applications section to include the source;

“As described in the Catalyst Financial Resources LLC report dated March 22, 2010,”

Supplementally, we have enclosed the Catalyst report referred to for your review.

Agricultural Applications, page 27

26.	Please revise your disclosures to provide brief background information about the National Science Foundation and explain the significance of the D2 category registration.

Response:  We have revised our disclosure as follows;

“The U.S. Department of Agriculture has approved the solution which will be made by IET for use in federally-inspected commercial plants producing meat, poultry, and egg products.  The Federal Drug Administration has approved its use in meatpacking and processing plants as an alternative to chlorine solutions.  In addition, the product has just recently been registered by the National Science Foundation as an antimicrobial agent (D2 category), not requiring rinse after use in food contact surface applications. The National Science Foundation is an independent federal agency created by Congress in 1950 to “promote the progress of science; to advance the national health, prosperity and welfare; to secure the national defense.” Being registered as a D2 category is significant because it means the sanitizing solutions may be used on hard non-porous food contact surfaces such as equipment and utensils without a subsequent potable water rinse.”

Supplementally, we have enclosed the NSF Category Codes and Definition Information Bulletin provided by Reckitt Benckiser Professional.

Market and Revenue Generation, page 27

27.
We note that you are offering for sale in your website a product called “Sterilite Solutions™”. Please update your disclosures accordingly by also indicating whether you have started to recognize any revenues.

Response: We have revised this disclosure as follows;

“Awareness of the value STERILITE SOLUTIONS will deliver through its product, Sterilite Solutions™, will be delivered through the implementation of a number of marketing initiatives including search engine optimization, online video demonstrations and discussions, a unique and recognizable logo, onsite product demonstrations, cross-marketing opportunities with other web based companies, trade show attendance, and traditional print marketing campaigns. Currently the product Sterilite Solutions™ is available for purchase on our website www.sterilitesolutions.com. We have not yet recognized revenues from the website. These efforts and the resulting awareness will be key drivers behind the success of our revenue producing operations.”

Employees, page 28

28.
Considering Mr. Subick employment experience set forth on page 20, please expand your disclosure to explain which specific skill and talent of Mr. Subick was instrumental in developing your business plan.

Response: We have revised this section as follows;

“We are a development stage company and currently have only one part-time employee, Steven A. Subick, who is also our sole officer and director. Mr. Subick has spent many years employed in the professional sales arena and throughout his career has developed contact in many different areas of business. Mr. Subick’s knowledge of the sterilization requirements for the food service and hospitality industries will be beneficial in designing a marketable sales approach to not only these industries but also to other types of professional businesses which might benefit from the use of our product.  Mr. Subick’s database of contacts which were acquired through his previous sales positions could also be incorporated into our marketing strategy. We look to Mr. Subick for his entrepreneurial and managerial skills and sales experience. It is Mr. Subick who provided us his experience and knowledge for development of our business plan.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Plan of Operation, page 30                                                                                                                                              Summary of any product research and development that we will perform for the term of the plan, page 30

29.	Please describe the type of “significant research” that you intend to perform in the near future.

Response: We have revised this section as follows;

“Summary of any product research and development that we will perform for the term of the plan. We do anticipate performing significant research and development under our plan of operation in the near future.  Research performed might include but not limited to on-site product demonstrations in different test environments such as schools, office complexes and food service and distribution centers, comparing the non-caustic benefits of our product against competitor’s products which might be in current use at a particular facility.  Ongoing regulations from the EPA and FDA, as well as informational releases distributed by IET will require us to continually monitor our products ever growing uses.”

Part II: Information not required in Prospectus

Undertakings

30.	Please revise your disclosures to include the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Response:  We have revised this section to include the following;

“(4)           That in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting methods used to sell the securities to the purchaser, is the securities are offered or sold to such purchaser and will be considered to offer or sell securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);
b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
c.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.”

Exhibit 5 – Opinion of Stoecklein Law Group

31.	In the introductory paragraph of the legal opinion, please have counsel revise its opinion to reflect that the Form S-1 has been filed with the Commission.

Response: We have enclosed the revised legal opinion.

32.	Since you are registering 68,000 shares which are currently outstanding and held by the selling stockholder, please have counsel revise its opinion to state that these shares are duly authorized, legally issued, fully paid, and non-assessable.

Response: We have enclosed the revised legal opinion.

Exhibit 10.1 – Subscription Agreement

33.
The representations specified in the subscription agreement requiring subscribers to represent that they have read, and understand the Prospectus and can afford the entire loss of the purchase price should be deleted unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws.

Response: We have deleted that requirement of the subscription agreement and have enclosed the revised version.

Sincerely,

/s/Donald J. Stoecklein
Donald J. Stoecklein

cc: Sterilite Solutions Corp.